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FOR IMMEDIATE RELEASE
DECEMBER 19, 1996

                                                   Media Contact: Robert Fort
                                                   757-629-2714

      NORFOLK SOUTHERN INCREASES CASH BID FOR CONRAIL TO $115 PER SHARE
       COMPANY TO CHALLENGE CONRAIL/CSX EXTENSION OF 'LOCKUP' PROVISION

NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) today announced that it has increased to $115 per share its all-cash offer for all of Conrail Inc.'s outstanding common shares and Series A ESOP convertible junior preferred shares. The $115 per-share offer gives shareholders a premium of more than $14 per share (or 14 percent) over the remaining blended value of CSX's revised cash-and-stock proposal for Conrail.*

   As with its earlier offers, Norfolk Southern's revised proposal continues to offer significant benefits to Conrail shareholders. The increased offer provides for an immediate cash payment for shares purchased into a voting trust and is not contingent upon any federal regulatory approval.

   Norfolk Southern's offer is worth over $1 billion more than CSX's latest proposal. CSX's proposed deal also still depends on the uncertain value of CSX stock at some time in the future.

   "Our increased offer underscores our determination to acquire Conrail," said David R. Goode, Norfolk Southern's Chairman, President and Chief Executive Officer. "We remain committed to giving shareholders a fair choice and achieving a Conrail/Norfolk Southern combination because it is the perfect combination for shareholders, employees, shippers and consumers."

   Norfolk Southern said it will challenge the legality of a provision in the CSX/Conrail agreement that extends the lockup period until December 31, 1998. Norfolk Southern said the U.S. District Court in Philadelphia has scheduled a hearing on that issue for January 9, 1997. The Court has also agreed to consider a second issue regarding whether CSX now owns 20 percent of Conrail's shares and is an interested shareholder, which would require CSX to pay all Conrail shareholders $110 per share in cash under Pennsylvania's Fair Value Statute.

   In agreeing not to discuss any other merger proposal for two years, Conrail's board has again shown its disdain for the interests of the corporation and its shareholders, Norfolk Southern said. Norfolk Southern is convinced the courts ultimately will not approve the Conrail board's wholesale abrogation of its fiduciary duties to all of its constituencies.

   Norfolk Southern reiterated that its offer for Conrail ensures balanced competition in the East with the least disruption to operations and service. The size and scope of the divestitures which would be required to make a CSX/Conrail combination acceptable would impose significant costs on the new company. These costs are for the most part avoidable with a Norfolk Southern/Conrail combination because the two railroads have much less overlap.

*Based on the closing price of CSX stock on 12/19/96.

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